UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on July 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: July 31, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: July 30, 2012
URL: http://www.komatsu.com/

Re: Statement Concerning Newspaper Report Dated July 28

On July 28 (Saturday), one newspaper carried an article concerning a projection of our business results. The concerned article is not based on any official announcements made by Komatsu.

On July 31 (Tuesday), we are planning to release our business results for the first quarter (April 1-June 30, 2012) of the fiscal year ending March 31, 2013 (U.S. GAAP).

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